The Ultrashort Duration Government Portfolio The Ultrashort Duration Bond Portfolio Plan Investment Fund, Inc.

Ultrashort Duration Portfolios
Plan Investment Fund, Inc.
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Current income above money market rates and bank earnings credits
Capital preservation, liquidity, total return
High quality investments
One year duration target
Well qualified, highly regarded portfolio manager
Goal
Philosophy
Plan

Important Information
This booklet contains or incorporates by reference certain forward-looking statements which are based on various assumptions (some of which are beyond our control) which may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may”, “will”, “believe”, “expect”, “anticipate”,
“continue”, or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors.
Mutual fund investments are neither insured nor guaranteed by the U.S. Government. The net asset value of the
Fund’s Ultrashort Duration Government Portfolio and Ultrashort Duration Bond Portfolio will fluctuate, up and down. PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS. Investments can and may lose money. The
Plan Investment Fund, Inc. portfolios are offered only pursuant to a prospectus relating thereto. This booklet is accompanied, or has been preceded, by the prospectus relating to the Ultrashort Duration Government Portfolio and the Ultrashort Duration Bond Portfolio. Additional copies of the prospectus may be obtained by calling
(800) 621-9215. Plan Investment Fund, Inc. is self -distributed. Fund shares are not insured by, issued by, guaranteed by or obligations of the FDIC, the Federal Reserve Board, any government agency or any bank. Such shares involve investment risk, including possible loss of principal amount invested.
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Plan Investment Fund, Inc.

The one year duration point on the curve provides an opportunity for pickup in yield from money market rates with limited interest rate sensitivity.
-
This is due in part because of the steep yield curve (Fed has kept short term rates near zero), and
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Steep credit curves. Spreads on corporate bonds over Treasuries are greater as maturity increases.
The high quality securities reduce the credit risk of the portfolios. Returns are generated from cashflows.
The significant cashflow that spins off the portfolio is a natural hedge to inflation. The cashflows are reinvested at the prevailing higher rate if the yield curve begins to rise.
This part of the fixed income market has been very liquid, which makes it appropriate for a mutual fund.
Attractive Sector Attributes
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Plan Investment Fund, Inc.

Current Short Rates
As of January 4, 2013
Three Month Six month One Year Two Year
Money Market 0.01% 0.01% 0.01% 0.01%
U.S. Treasury 0.07% 0.11% 0.16% 0.27%
ABS AAA Auto 0.30% 0.37% 0.41% 0.46%
ABS AAA Card 0.34% 0.38% 0.45% 0.54%
CORP A Industrial 0.22% 0.32% 0.37% 0.41%
Corp A Financial 0.25% 0.35% 0.46% 0.53%
CMBS AAA 1.25% 1.50% 1.90% 2.15%
0.01%
0.27%
0.46%
0.54%
0.41%
0.53%
2.15%
0%
1%
2%
Three Month Six month One Year Two Year
Maturity
Money Market U.S. Treasury ABS AAA Auto ABS AAA Card CORP A Industrial Corp A Financial CMBS AAA
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Sector Opportunity Set
US Treasuries
TIPS
Agency debt
Agency CMBS
Agency RMBS
Government portfolio sectors (see above)
Corporate
Asset-backed securities
Private label CMBS
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Plan Investment Fund, Inc.
Ultrashort Duration Government Portfolio
Ultrashort Duration Bond Portfolio

Plan Investment Fund Ultrashort Portfolios
U.S. government securities and U.S. government agency securities
One year target duration
S&P AAA Rating
Class 1 Fund 0.3% RBC charge
Seeks to provide next day liquidity
U.S. government securities and U.S. government agency securities
Asset-backed securities
Private commercial mortgage-backed securities
Corporate securities
One year target duration
S&P AA Rating
Seeks to provide next day liquidity
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Plan Investment Fund, Inc.
Ultrashort Duration Government Portfolio Primary Investments
Ultrashort Duration Bond Portfolio Primary Investments

Merganser Overview
Fixed income specialist
Focus on institutional fixed income management as Merganser’s only business since 1985
Organized to take advantage of inefficiencies inherent in over-the-counter fixed income markets
Deep relationships with Wall Street, regional and specialist brokers/dealers
Emphasis on active sector/security selection, shaped by macro economic analysis and fundamental credit research.
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Plan Investment Fund, Inc.

Client Profile (% AUM) Strategies/Assets Under Management (AUM)
*Cash Enhancement includes Cash Enhancement, 6 Month Cash Enhancement and Securitized Cash Enhancement strategies and Core Bond includes Core Bond and Core Plus strategies.
**Other includes Bond Dislocation and CMBS only portfolios.
Merganser Fixed Income Specialist Serving Diverse Client Base
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Plan Investment Fund, Inc.
As of September 30, 2012
Taft-Hartley
7%
Sub -Advisory
11%
Insurance &
Trust
10%
Corporate
Operating
19%
Corporate
Pension
7%
Healthcare
23%
Education &
Foundation
12%
Public
7%
Other
4%
Strategies AUM ($MM)
Cash Enhancement*  1,059
Short Term Bond  3,723
Moderate Duration  587
Intermediate Bond  464
Core Bond* 1,066
Investment Grade Credit 39
ABS Structured Strategy  261
TIPS Plus Strategy  18
Other**  24
Total  $7,241
1.8 years
Duration Target
<1.0 year
2.7 years
3.8 years
4.8 years
-
7.0 years
3.2 years
5.3 years

Returns for periods ending December 31, 2012
Plan Investment Fund, Inc.
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As of December 31, 2012
Current 30-day
SEC Yield
3 Month Total
Return
6 Month
Total Return
Inception
Total Return
USD Bond 1.32% .25% .74% .79%
USD Government 0.40% .14% .56% .83%
Performance data quoted represents past performance. Past performance is no guarantee of future results; investors should carefully consider the portfolio investment objectives, risks, charges, and expenses before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost and current performance may be higher or lower than the performance data quoted.  Performance data for the portfolios current to the most recent month end is available at www.pif.com.

The Ultrashort Duration Government & Ultrashort Duration Bond Portfolios
Investment Objective Seek total return consistent with current income and capital preservation
Structure Mutual fund registered under the Investment Company Act of 1940
Annual Portfolio Operating Expenses 0.40%*
Minimum Initial Investment $1,000,000, which may be waived by the Fund
Dividends Declared daily, paid monthly
Redemptions 4:00 PM (Eastern Time), T+1 Settlement
Administrator BCS Financial Services Corporation
Custodian The Bank of New York Mellon
Service Agent BNY Mellon Investment Servicing
*After effect of fee waivers and expense reimbursements agreed to for one year.
prospectus prior to investing. Past performance is no guarantee of future results.
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Plan Investment Fund, Inc.
Plan Investment Fund is a mutual fund, which is open only to members and licensees of the Blue Cross and Blue Shield Association and certain related organizations. Please review the Fund’s

BOARD OF DIRECTORS
Plan Investment Fund, Inc.
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BCS BOARD OF DIRECTORS PLAN INVESTMENT FUND BOARD OF TRUSTEES
Chairman
Steven S. Martin
President & CEO
BCBS of Nebraska
Willis T. King, Jr.
Chairman
First Protective Insurance Co.
Chairman
Emil D. Duda
Retired Senior Executive VP and CFO
The Lifetime Healthcare Companies
Vince P. Price
Executive VP and CFO
Cambia Health Solutions
Scott Beacham
President & CEO
BCS Financial Corporation
Daniel J. Loepp
President & CEO
BCBS of Michigan
Dorothy A. Coleman
Executive VP and CFO
The Lifetime Healthcare Companies
Joseph F. Reichard, CCM
VP, Treasury Services & Asst.
Treasurer
Highmark, Inc.
Michael E. Frank
President & CEO
BCBS of Montana
Robert F. Orlich
President & CEO
Transatlantic Reinsurance Co.
David A. Cote
Asst. VP and Asst. Treasurer
BCBS of South Carolina
Cynthia M. Vice
Senior VP, CFO and Treasurer
BCBS of Alabama
David R. Gentile
President & CEO
BCBS of Kansas City
Scott P. Serota
President & CEO
BCBS Association
Robert J. Kolodgy
Senior VP, CFO
BCBS Association
Patricia Hemingway Hall
President & CEO
Health Care Service Corporation
Mark L. Wagar
President & CEO
Empire BCBS
Alan Krigstein
Executive VP and CFO
Independence Blue Cross
Daniel J. Hilferty
President & CEO
Independence Blue Cross
P. Mark White
President & CEO
Arkansas BCBS
Gerard T. Mallen
Treasurer, Finance Division Senior VP
Health Care Service Corporation
Terry Kellogg
President & CEO
BCBS of Alabama
J. Bradley Wilson
President & CEO
BCBS of North Carolina
Dale E. Palka
President & CEO
Plan Investment Fund, Inc.;
Senior VP of Financial Services
BCS Financial Services Corporation